UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45248

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Livermore Trading Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 Wall Street, 10th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Heather Fitzgerald	212-668-8700	hfitzgerald@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith, LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Vincent Napolitano_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Livermore Trading Group, Inc._____, as of _12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Vincent Napolitano_____

Title:
CEO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LIVERMORE TRADING GROUP, INC.

Financial Statement and Supplemental Information

As of And For the Year Ended December 31, 2025

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.**

LIVERMORE TRADING GROUP, INC.

FINANCIAL STATEMENT
As of And For the Year Ended December 31, 2025

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Livermore Trading Group, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Livermore Trading Group, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Livermore Trading Group Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Livermore Trading Group Inc.'s auditor since 2023.

Hauppauge, New York
March 2, 2026

Nawrocki Smith LLP

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash and cash equivalents	$	100,236
Due from clearing broker		796,198
Commissions receivable		36,820
Prepaid Expenses		112,770
Fixed Assets, Net		144,564
Total assets	$	1,190,588

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	64,535
Other Liabilties		2,500
Total liabilities		67,035

Commitments and Contingencies (Note 4)

Stockholders' equity

Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding.	65,000
Paid in Capital	150,000
Retained earnings	1,033,553
Less: Treasury stock	(125,000)
Total stockholders' equity	1,123,553
Total liabilities and stockholders' equity	$ 1,190,588

The accompanying notes are an integral part of this statement.

Note 1 - Nature of Business

Livermore Trading Group, Inc. (The "Company")is a New York corporation formed in July 1992, for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii)provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company is an agency only and execution only floor broker.

Note 2 - Summary of Significant Accounting Policies

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2025.

Revenue Recognition
Significant Judgements

Revenue from contracts with customers includes commissions and rebates. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Rebates
The Company earns rebate income from directing certain orders for trade execution.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on taxable income. Instead the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

The Company recognizes and measures any unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based upon the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information becomes available, or when an event occurs that requires a change.

The Company did not have material unrecognized tax benefits as of December 31, 2025 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2025, the Company has no accrued interest or penalties associated with

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents.

The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance in provided. The Company has not experienced an losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of income.

Commission Receivable

The Company carries its accounts receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2025.

Basis of Presentation and Use of Estimates

These financial statements are prepared using the accrual basis of accounting in accordance with accounting principals generally accepted in the United States of America.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from

The Company has no liability to the plan as of December 31, 2025.

Note 4 - Commitments and Contingencies:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025, or during the period then ended.

Note 5 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2025, the Company had Net Capital of $832,490 which was $827,490 in excess of its required net capital of $5,000. The Company's net capital ratio was 8.05%.

Note 7 - Fixed Assets

Fixed assets consisted of the following as of December 31, 2025:

Fixed Assets	$	305,949
Less: Accumulated depreciation		(161,385)
Net Fixed Assets	$	144,564

Depreciation expense for the year ended December 31, 2025 was $38,163 and included in the other expenses on the statement of

Note 8 - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement fees, advisory fees, proprietary trading, and trail income. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented on a consolidated basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the consolidated balance sheet as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single

Note 9 - Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2026 and March 2, 2026, which is the date the financial statements were available to be issued for possible disclosure and recognition in the financial statements.